TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY December 12, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing

Oaktree Strategic Credit Fund (the “Company”) (File No. 814-01471)

Dear Sir or Madam:

On behalf of the Company, enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Company:

a.	A copy of the Company’s Fidelity Bond extension endorsement (the “Amend Policy Period Rider”), extending the policy period for the Fidelity Bond to May 1, 2023;

b.

A copy of the resolutions from the December 9, 2022 meeting of the Company’s Board of Trustees, at which a majority of trustees not considered “interested persons” within the meaning of the 1940 Act, approved the amount, type, form and coverage of the Amend Policy Period Rider;

c.	The Fidelity Bond, as amended by the Amend Policy Period Rider, covers the period from December 20, 2021 through May 1, 2023; and

d.	The premium has been paid for the period from December 20, 2021 through May 1, 2023.

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Please contact me at 212 558-4940 if you have any questions or require additional information.

Very truly yours,

/s/ William G. Farrar William G. Farrar

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AMEND POLICY PERIOD RIDER

In consideration of the premium, Item 2. Policy Period of the DECLARATIONS is deleted and replaced with the following:

Item 2. Policy Period: from 12:01 a.m. on 12/20/2021 to 12:01 a.m. on 05/01/2023 standard time.

As used in this Policy Period also means BOND PERIOD.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA96844XX (9-19)		Bond No:	652395995
Page 1		Rider No:	9
Continental Insurance Company		Effective Date:	12/20/2022
Insured Name: Oaktree Strategic Credit Fund
	© CNA All Rights Reserved.

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, applicable to business development companies (“BDCs”) pursuant to Section 59 of the 1940 Act, require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1 under the 1940 Act;

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the Non-Interested Trustees (i) approve as often as their fiduciary duties require (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments held by the Company, and (ii) approve the premium to be paid for the bond, as described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Non-Interested Trustees, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by CNA, providing coverage for each and every occurrence of an insured loss up to $1,000,000 single loss limit of liability, are fair and reasonable; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and it is further

RESOLVED, that Mary Gallegly, the Company’s General Counsel and Secretary be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

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RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such Authorized Officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and it is further

RESOLVED, that any and all actions previously taken by the Company or any Authorized Officer, trustee, director, member, representative or agent of the Company or any of its affiliates, in the name or on behalf of the Company in connection with the matters contemplated by the foregoing resolutions be, and each of the same hereby is, confirmed, ratified, approved and adopted in all respects as the act and deed of the Company.

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